

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

April 1, 2016

Viktor Zeziulia
Chief Executive Officer
Inbit Corp.
Av. Amazonas N41-125 Y Isla Baltra
Quito, Ecuador

      Re: Inbit Corp.
              Amendment No. 1 to Registration Statement on Form S-1
              Filed March 16, 2016
              File No. 333-209497

Dear Mr. Zeziulia:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 10, 2016 letter.

General

1.   We note your response to prior comment 1 and continue to believe you are a shell company as defined in Rule 405. We note that you have nominal operations and no assets other than cash. In this regard, we note that you have only one agreement for which you have received $2,000 in prepaid revenue. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Discuss the prohibition on the use of Form S-8 by shell companies; enhanced reporting requirements imposed on shell companies; and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Also, describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

<u>Use of Proceeds, page 12</u>

2.   Please remove the statement that you anticipate receiving the full $100,000 from this offering as there is no basis for this belief in the context of a best- efforts offering conducted on a no minimum basis.

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

3.   Please revise the second line of the third paragraph to refer to the financial position of Inbit Corp. as of December 31, 2015 and 2014.

You may contact Frank Knapp, Staff Accountant, at (202) 551-3805, or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3462, with any other questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs for

Mark P. Shuman
Branch Chief – Legal
Office of Information Technologies
and Services